SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                               (Amendment No. 1)*

                    Under the Securities Exchange Act of 1934


                           CAP ROCK ENERGY CORPORATION
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    13910R102
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                                 (CUSIP Number)
                                                     with a copy to:
     Tyndall Capital Partners, L.P.                  Allen B. Levithan, Esq.
     153 East 53rd Street                            Lowenstein Sandler PC
     55th Floor                                      65 Livingston Avenue
     New York, New York  10022                       Roseland, New Jersey  07068
     (212) 446-2460                                  (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 6, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Cusip No.   13910R102
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                         Tyndall Capital Partners, L.P.
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only
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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                        7) Sole Voting Power:          68,000*
                                            ------------------------------------
        Shares Beneficially              8) Shared Voting Power:             0
                                            ------------------------------------
        Owned by
        Each Reporting                   9) Sole Dispositive Power:      68,000*
                                            ------------------------------------
        Person With                     10) Shared Dispositive Power:        0
                                            ------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    68,000*
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  12)  Check if  the Aggregate Amount in  Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     4.1%*
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  14)  Type of Reporting Person (See Instructions):       PN
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* As of  October 6,  2005,  Tyndall  Institutional  Partners,  L.P.,  a Delaware
limited partnership ("Tyndall Institutional"), holds 18,100 shares of the common stock, par value $0.01 per share (the "Shares"), of Cap Rock Energy Corporation, a Texas corporation (the "Company"), and Tyndall Partners, L.P., a Delaware
limited   partnership   ("Tyndall   Partners",   and   together   with   Tyndall
Institutional, the "Funds"), holds 49,900 Shares. Tyndall Capital Partners, L.P., a Delaware limited partnership ("Tyndall"), is the general partner of the Funds and possesses sole power to vote and direct the disposition of all Shares held by the Funds. Thus, as of October 6, 2005, for the purposes of Reg. Section 240.13d-3, Tyndall is deemed beneficially to own 68,000 Shares, or 4.1% of the Shares deemed issued and outstanding as of that date. See Item 5 of this Amendment No. 1 to Schedule 13D for further information.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, filed by the Company on October 5, 2005, there were 1,652,261 Shares issued and outstanding as of June 30, 2005. As of October 6, 2005, Tyndall Partners was the holder of 49,900
Shares and Tyndall Institutional was the holder of 18,100 Shares. Tyndall possesses sole power to vote and direct the disposition of all Shares held by the Funds. Thus, as of October 6, 2005, for the purposes of Reg. Section 240.13d-3, Tyndall is deemed beneficially to own 68,000 Shares, or 4.1% of the Shares deemed issued and outstanding as of that date.

          Tyndall ceased to be the beneficial owner of more than 5% of the Shares deemed to be outstanding as of April 15, 2005.

          The following table details the transactions during the sixty days prior to October 6, 2005 by Tyndall in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Tyndall or any other person or entity controlled by Tyndall or any person or entity for which Tyndall possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):


                               I. Tyndall Partners

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                          Quantity                   Price
      ----                          --------                   -----
  August 15, 2005                      700                    $18.24
  August 15, 2005                      200                    $18.24
  August 16, 2005                      100                    $18.24
  August 16, 2005                    1,100                    $18.24
  August 16, 2005                    1,000                    $18.24
  August 17, 2005                      100                    $18.14
  August 18, 2005                      100                    $17.78
  August 18, 2005                      400                    $17.78
  August 19, 2005                    1,000                    $17.54
  August 23, 2005                      800                    $17.50
  October 6, 2005                      300                    $14.71
  October 6, 2005                    2,200                    $14.71
  October 6, 2005                    1,300                    $14.71


                            II. Tyndall Institutional

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                          Quantity                   Price
      ----                          --------                   -----
  August 18, 2005                      100                    $17.70
  August 22, 2005                      300                    $17.61
  August 24, 2005                      100                    $17.39

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    October 14, 2005


                                    TYNDALL CAPITAL PARTNERS, L.P.

                                    By: Jeffrey Management, LLC, General Partner

                                    By: /s/Jeffrey S. Halis
                                       -----------------------------------------
                                        Jeffrey S. Halis, Sole Member


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See, 18 U.S.C. 1001).